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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avalon Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Sixth Avenue, 3rd Floor,
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynda Davey, Chief Executive Officer Avalon Securities, Ltd 917-539-0006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 East Lake Street, Suite 303,	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lynda Davey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avalon Securities, Ltd, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

----- None ----

Signature

Chief Executive Officer

Title

Notary Public

EUGENIA I. ZHURBINSKAYA
Notary Public, State of New York
Registration No. 01ZH6168424
Qualified in Kings County
Commission Expires June 11, 2023

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANNUAL AUDIT REPORT

FORM X-17A-5

PART III

Avalon Securities, LTD.

Audited Financial Statements and

Footnotes to the Financial Statements

At December 31, 2019

Filed as Confidential Information pursuant to Rule 17a-5-3(3)
Under the Securities Exchange Act of 1934

Table of Content

Page(s)	
4	Report of Independent Registered Public Accounting Firm
5	Statement of Financial Condition
6	Statement of Operations
7	Statement of Cash Flows
8	Statement of Changes in Shareholder's Equity
9 -11	Notes to the Financial Statements
12	Schedule I & II: Computation of Net Capital / Reconciliation of Computation of Net Capital
13	Computation of Determination of Reserve Requirements Capital / Information for Possession of Control / Reconciliation between Audited and Unaudited Statement of Financial Conditions
14	Report of Independent Registered Public Accounting Firm
15	Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2019
16	Report of Independent Reg. Public Accounting Firm on Applying Agreed-Upon Procedures
17-18	SIPC–7

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Avalon Securities, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avalon Securities, Ltd. as of December 31, 2019, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Avalon Securities, Ltd. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Avalon Securities, Ltd.'s management. Our responsibility is to express an opinion on Avalon Securities, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Murray Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Avalon Securities, Ltd.'s financial statements. The supplemental information is the responsibility of Avalon Securities, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Avalon Securities, Ltd.'s auditor since 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2020

Avalon Securities, Ltd.
1001 Sixth Avenue, 3rd Floor
New York, NY 10018

Statement of Financial Condition
As of December 31, 2019

ASSETS

Cash	$ 3,865
Accounts receivable	618,790
Prepaid expense	2,839
Total Assets	$625,494

LIABILITIES & SHAREHOLDER'S EQUITY

Liabilities:	
Accounts payable & accrued expenses	$ 31,437
Commissions payable	556,778
Total Liabilities	$588,215
Shareholder's Equity:	
Common Stock: 1,000 shares authorized, stated value $1	
100 shares issued and outstanding	$100
Additional Paid in Capital	9,300
....Retained Earnings	$27,879
Total Shareholder's Equity	$36,279
Total Liabilities & Shareholder's Equity	$625,494

Please see the notes to the financial statements.

Avalon Securities, Ltd.
1001 Sixth Avenue, 3rd Floor
New York, NY 10018

Statement of Operations
For the Year Ended December 31, 2019

Advisory Fee Revenues	$ 7,733,921
Service Providers Commission Expenses	6,975,482
Net Revenues	$ 758,439
General and Administrative Expenses:	
Salary Expenses	$ 108,327
Professional Fees	132,611
Office Rent	25,205
Service Provider Fees	242,210
General Administration	220,798
Total General and Administrative Expenses	$729,151
Net Income	$ 29,288

Please see the notes to the financial statements.

Avalon Securities, Ltd.
1001 Sixth Avenue, 3rd Floor
New York, NY 10018

Statement of Cash Flows
For the Year Ended December 31, 2019

Operating Activities:	
Net Income	$ 29,288
Changes in Other Operating Assets & Liabilities:	
Accrued Receivable	($584,548)
Prepaid Expense	$10,577
Commissions Payable	$523,912
Accounts Payable & Accrued Expenses	$6,425
Net Cash Changes in Operating Assets & Liabilities	($43,634)
Distribution	($100,000
Net Increase (Decrease) in Cash During the Year	($ 114,346)
Cash at December 31, 2018	$118,211
Cash at December 31, 2019	$ 3,865

Supplemental Disclosures of Cash Flow Information:	
Interest Paid During the Fiscal Year	$ 270
Income Taxes Paid during the Fiscal Year	$0

Please see the notes to the financial statements

Avalon Securities, Ltd.
1001 Sixth Avenue, 3rd Floor
New York, NY 10018

Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2019

	Common Shares	Common Value	Paid in Capital	Retained Earnings	Total Equity
Balance at December 31, 2018	100	$100	$9,300	$98,591	$107,991
Distribution				($100,000)	($100,000)
Net Income for the Year				$29,288	$29,288
Balance at December 31, 2019	100	$100	$9,300	$27,879	$37,279

Please see the notes to the financial statements.

Avalon Securities, Ltd.
1001 Sixth Avenue, 3rd Floor
New York, NY 10018

Notes to the Financial Statements
For the Year Ended December 31, 2019

1. Organization

Avalon Securities, Ltd. (the "Company") is a privately held corporation formed in New York in May 1992 for the purpose of conducting business as a securities broker dealer ("BD"). As a BD, the Company is a member of the Financial Industry Regulatory Authority ("FINRA") registered to market investments in debt and equities.

2. Summary of Significant Accounting Policies

Basis of Presentation- The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Advisory Revenues- Advisory revenues and related fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's federal and state taxable income is reported by the individual shareholder and therefore, no provision for these federal income taxes has been included in the financial statements.

Revenue Recognition- In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach.

The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The

Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

There was no material impact to revenue for the year ended December 31, 2019, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2019 because of their short-term nature.

4. Commitments & Contingencies

The Company is not aware of any pending litigation, whether actual or contemplated, against it as of the date of these financial statements.

The Company maintains its office in New York City, New York and rents its office on a "month to month" basis. Rent expense under the lease, for the year ended December 31, 2019, was $25,205.

5. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2019 through the date of this report which is the date the financial statements were available to be issued and found no material subsequent events reportable during this period.

6. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

7. Related Parties

The Company incurred and paid $84,500 of consulting fees paid to a related party that are included as expenses in the statement of operations. There were no amounts outstanding at December 31, 2019.

The Company works with a number of related parties whose employees are registered representatives with the Company to market investments in debt and equities. Revenue from these transactions approximated $6.3 million in 2019. Accounts Receivable at December 31, 2019 relating to these transactions was approximately $599,000.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1.

At December 31, 2019, the Company had negative net capital of $27,572 which was $66,786 below its required net capital of $ 39,214. The Company's net capital ratio was a negative 21.3 to 1.

Avalon Securities, Ltd.
1001 Sixth Avenue, 3rd Floor
New York, NY 10018

Schedule I & II
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission and Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2019

NET CAPITAL:	
Shareholder's equity	$ 37,279
Non-allowable assets:	
Accounts receivable in excess of allowable payables	($62,012)
Prepaid expense	($ 2,839)
Net capital before haircuts on securities positions	**($27,572)**
Less: Haircuts on securities positions	0
Undue concentration	0
Net Capital	**($27,572)**
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses per statement of financial conditions:	$588,215
Less: Adjustments	0
Adjusted Aggregate Dollar of Indebtedness:	**$588,215**
COMPUTATION OF BASIS NET CAPITAL REQUIRMENT:	
Minimum requirement basis net capital equals greater of: 6-2/3% of aggregate indebtedness = $39,214 or $5,000	$ 39,214
EXCESS NET CAPITAL: Minimum Net Capital minus Net Capital	**($66,786)**
NET CAPITAL less the greater of 10% of total adjusted AI = $58,822 or 120% of min. net = $6,000	**($86,394)**
Ratio of aggregate indebtedness to net capital	(21.3)
EXCESS NET CAPITAL	
As previously reported on form X-17A-5, as amended	($86,394)
Reconciling item:	0
NET CAPITAL POST AUDIT ADJUSTMENTS	**($86,394)**

There was no material difference in the amount above computation and the Company's corresponding unaudited Focus Report (Form X 17-A-5) filing as of December 31, 2019, as amended on March 1, 2020.

See Report of Independent Registered Public Accounting Firm

Avalon Securities, Ltd.
1001 Sixth Avenue, 3rd Floor
New York, NY 10018

Computation of Determination of Reserve Requirements
Pursuant to Rule15c3-3 of the Securities and Exchange Commission

- **Not applicable**

Information for Possession or Control Requirements under Rule 15c3-3

- **Not applicable**

Reconciliation between Audited and Unaudited Statement of Financial Condition
Statement of Financial Condition

- **There are no reconciling items for the year ended December 31, 2019**

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Avalon Securities, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Avalon Securities, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Avalon Securities, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Avalon Securities, Ltd. stated that Avalon Securities, Ltd. met the identified exemption provisions for the fiscal year ending December 31, 2019 without exception. Avalon Securities, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Avalon Securities, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2020

AVALON

December 31, 2019

Securities & Exchange Commission
1000 F Street
NE Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-.3 for Fiscal Year 2019

Dear Sir/Madame:

For the fiscal year ending December 31, 2019, Avalon Securities, Ltd. claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Avalon Securities, Ltd. met the exemption provided above for the fiscal year ending December 31, 2019.

Lynda Davey
Chief Executive Officer

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholder of Avalon Securities, Ltd.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Avalon Securities, Ltd. and the SIPC, solely to assist you and SIPC in evaluating Avalon Securities, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Avalon Securities, Ltd.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Avalon Securities, Ltd.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Avalon Securities, Ltd. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2020

— AMENDED —

SIPC-7

(35 REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(35 REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

2*2------297- ----ALL FOR AADC 100
44993 FINRA DEC
Avalon Securities Ltd
1001 6th Ave, 3rd Flr.
New York, NY 10018-3460

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lynda Davey 917-539-0060

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ ~~11,245~~ $11,601

B. Less payment made with SIPC-6 filed (exclude interest) (~~4802~~)

8/10/2019 ck1302 + 2/7/2020 ck1870

Date Paid

C. Less prior overpayment applied 0

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~6448~~ (\$350 ~~.00~~)

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ ~~6448~~

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NA

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Avalon Securities Ltd.

(Name of Corporation, Partnership or other organization)

[signature] Lynda Davey

(Authorized Signature)

Chief Executive Officer

(Title)

Dated the ~~2~~ 25 day of ~~February~~ Feb, 20 ~~20~~ 20

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

-AMENDED 2/25/2020-

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2019 and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ ~~7,490,514~~ 7,733,921
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	7,733,921 ~~7,490,514~~
2e. General Assessment @ .0015	$11,007 $ 11,244.77 (to page 1, line 2.A.)